HIKING BUDDIES, LLC
(established February 8, 2024)

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2024

(Unaudited)

GAAP Financials -- Hiking Buddies LLC

Company's legal name:	Hiking Buddies LLC
US company's incorporation date:	February 8, 2024
Fiscal year end:	Dec 31

Balance Sheet	Year Ending Dec 31, 2024

Assets

Current assets:

Cash and cash equivalents	$905.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$905.00**
Property and equipment - net	$0.00
Total assets	**$905.00**

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	**$0.00**

Stockholders' Equity:

Total value of common stock issued	$0.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$0.00
Additional paid-in capital	$905.00
Total stockholders' equity:	**$905.00**
Total liabilities and stockholders' equity:	**$905.00**

Income Statement	Year Ending Dec 31, 2024
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	**$0.00**
Operating expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

Statement of Cash Flows	Year Ending Dec 31, 2024
Cash flows from operating activities	$0.00
Cash flows from financing activities	$905.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$0.00
Net increase/decrease in cash	**$905.00**
Cash at the end of period	**$905.00**

Statement of Changes in Equity	Year Ending Dec 31, 2024
Opening Balance	**$0.00**
Net profit/loss	**$0.00**
Stock Issued	**$0.00**
Preferred Stock Issued	**$0.00**
Ending Balance	**$905.00**

HIKING BUDDIES LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2024

1.   ORGANIZATION AND PURPOSE

Hiking Buddies LLC (the "Company"), is a limited liability corporation organized under the laws of the State of California. The Company operates a film production company and derives revenue from selling the completed film.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a)   Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b)   Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c)   Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2024, the Company's cash positions include its operating bank account.

d)   Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.